 Exhibit 99.1

First Mining Gold Intersects 0.92 g/t Au Over 114 Metres and 0.75 g/t Au Over 58 Metres at its Saddle Target in the Birch-Uchi Greenstone Belt Project

VANCOUVER, BC, July 6, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce results from the 2023 drilling program focused on the advancement of its Saddle drilling target in the Birch-Uchi Greenstone Belt Project ("BUGB Project" or the "Project") located in northwestern Ontario, Canada. The Saddle target occurs approximately 12 km southwest of the Company's Springpole Gold Project. Winter drilling at the Birch-Uchi Project comprised a total of eleven drill holes for 2,760 meters focused on three target areas including Saddle, Horseshoe, and Atlantis. First drilling by the company at the Saddle target included five drill holes totalling 842 meters which identified a significant gold mineralization system, returning grades of 0.92 g/t Au over 114.0 meters in hole SAT23-001, and 0.75 g/t Au over 57.7 meters in drill hole SAT23-002.

Saddle Target Highlights:

  Initial drilling campaign on the Saddle target since property acquisition returned consistent gold mineralization over meaningful widths that remains open for expansion
  Historical grab rock samples validated by field program follow-up
  Employed geoscience systems approach to characterize the target geology, supporting additional exploration opportunities in close proximity to the immediate drill area
  BUGB Project is proving to be prospective with a second drilled target delivering meaningful opportunity

Table 1: Selected Significant Drill Intercept Results at Saddle Target

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Target
SAT23-001	4.00	118.0	114.0	0.92	Saddle
SAT23-002	51.00	108.70	57.70	0.75	Saddle
SAT23-004	7.50	62.00	54.5	0.58	Saddle
*Reported intervals are drilled core lengths, true widths are not yet established; assay values are uncut

"Our regional exploration efforts are demonstrating the ability to identify mineralization settings that support new discoveries and potential satellite opportunities in this emerging gold district," stated Dan Wilton, CEO of First Mining Gold. "In only our second drill target tested, we are seeing the strength of gold endowment hosted in the Birch-Uchi Greenstone Belt where First Mining has focused exploration surrounding its flagship Springpole Gold Project."

Saddle Target

The Saddle target is located approximately 12 km southwest of First Mining Gold's Springpole Deposit (see Figure 1), which hosts a NI 43-101 mineral resource totalling 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category*. The Saddle target is hosted within the Birch-Uchi Greenstone Belt ("BUGB"), where locally a significantly deformed and mineralized granodiorite intrusive occurs in contact with sedimentary lithologies. Mineralization is associated with increased silica and carbonate alteration and high concentrations of multiphase quartz veining, and sulphides. The dominant sulphide mineralization is composed of pyrite and occurs as fine to coarse grained disseminations averaging an abundance of 1-7%, with localized abundances up to 15-20%. Veining is typically 1 cm to 5 cm in scale, with higher vein densities surrounding areas of increased silica and carbonate alteration. Mineralization appears to occur along potential cross-cutting shear structures which have been interpreted to be coincident with geophysical resistivity low signatures. The 2023 drilling results are indicative of a mineralization envelope that is continuous on both sides of the shear zone and will form an important focus of additional follow-up exploration.

* Details of the Springpole Gold Project mineral resource can be found in the technical report entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada" which was prepared by AGP Mining Consultants Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021.

Figure 1: Saddle Target Location, 12 km SW of the Springpole Gold Project (CNW Group/First Mining Gold Corp.)

The Saddle target is an underexplored opportunity that has been subject to historical prospecting and geoscience programs of induced polarization and airborne magnetic geophysics, as well as diamond drilling completed in the 1980s. Since that time, further field based exploration activities at the prospective area have been limited.

In 2021, First Mining completed a focused field campaign that followed up on the Rice Lake (7.54 g/t and 2.67 g/t), Green Camp (1.79 g/t), Exit Bay and Trench Grid (4.8 g/t) grab sample gold occurrences that form a notable trend with the Saddle Target over a projected 1 km strike length. Opportunities for expanding the mineralization system and the potential for exploring within a related structural setting have elevated the regional prospectivity in advancing the area.

Exploration completed in First Mining's 2022 field campaigns further advanced geologic understanding of the Green Camp zone and the Rice Lake North and Exit Bay targets, with data collection supporting an integrated 3D exploration model. The Saddle target's surface grab sample results from the 2022 campaign returned assay results which vector towards a mineralization halo around the intrusion, with higher grade grab samples found proximal to the contact of the sedimentary host rock and the felsic intrusive unit.

In 2022, the Company conducted additional airborne geophysics surveys that supported improved targeting resolution for exploration drilling. Through processing and interpretation, a modelled shear zone coincident with mineralization has been interpreted which has proved to be valuable in step-out exploration planning for the Saddle target.

2023 Winter Drilling Campaign

During the 2023 winter program, First Mining successfully completed 842 m of drilling in five exploration drill holes focused on the Saddle target (see Figure 2). Drilling was aimed at validating the newly developed 3D exploration model, underpinned by historical drilling and field-based data collection, as well as testing extensions along strike, at depth, and across an interpreted fault offset.

The results from the 2023 winter drilling highlight robust intervals of consistent gold mineralization over significant widths, and have identified key pathfinder elements in association with the gold mineralization. The program has been successful in confirming the continuation of the mineralization envelope along the shear structure, opening up the exploration growth potential around the Saddle target.

The 2023 summer field programs will further advance geological mapping and data collection around the Saddle target, with a specific focus on the quartz stockwork and chlorite alteration on surface within areas of anomalous geophysical signatures. Field work results will then be integrated and reviewed in a path to support follow-up targeting.

Additional winter season drill results from an additional 6 holes totaling 1,938 meters completed at the Horseshoe and Atlantis targets are expected to be released once assay reviews are finalized by the Company.

Select assay results from the Saddle target drill program are reported below in Table 2, and drill locations are provided in Table 3.

Figure 2: Saddle Target Area Magnetics with Drill Hole and Rock Grab Sample Locations (CNW Group/First Mining Gold Corp.)

Table 2: Significant Drill Intercept Results at the Saddle Target

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Target
SAT23-001	4.00	118.0	114.0	0.92	Saddle
including	7.00	16.00	9.00	1.24
including	23.65	24.88	1.23	4.41
including	33.00	46.00	13.00	1.36
including	107.00	116.56	9.56	1.23
and	123.00	133.95	10.95	0.54
SAT23-002	51.00	108.70	57.70	0.75	Saddle
including	93.00	104.50	11.50	1.11
and	119.00	121.00	2.00	0.55
SAT23-003	132.00	132.70	0.70	1.12	Saddle
SAT23-004	7.50	62.00	54.50	0.58	Saddle
including	49.00	50.00	1.00	5.36
including	61.00	62.00	1.00	3.23
and	139.00	143.00	4.00	0.47
SAT23-005	27.00	32.65	5.65	0.30	Saddle
and	50.00	69.00	19.00	0.36

Table 3: Drill Hole Locations, Saddle Target

Hole ID	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Target
SAT23-001	55	-55	167	538350	5688194	Saddle
SAT23-002	50	-70	156	538385	5688152	Saddle
SAT23-003	90	-60	155	538255	5688023	Saddle
SAT23-004	247	-45	203	538417	5688302	Saddle
SAT23-005	50	-63	161	538257	5688257	Saddle

About the Birch-Uchi Greenstone Belt

First Mining's BUGB Project hosts significant district scale exploration leverage in forming part of a consolidated >70,000 hectare mineral tenure. The property and broader greenstone belt hosts historic production centres that are demonstrative of the strong gold endowment and an affinity for potential new discovery. First Mining's extensive BUGB property position is located within the Red Lake Mining District and is situated approximately 80 km east of the Red Lake Mines Complex of Evolution Mining, and 75 km northeast of Kinross Gold's Dixie Project (formerly owned by Great Bear Resources Ltd). Geology of the region is comprised of Archean Greenstone terranes that are endowed by significant gold mineralization inclusive of orogenic and alkaline intrusion related deposit styles. Initial data compilation and validation to date has indicated that the region demonstrates an underexplored and previously fragmented exploration immaturity that is well levered to the Company's strategy of consolidation and district screening.

The BUGB hosts multiple gold mineralization styles throughout, which supports having a strong multi-discipline geoscience foundation that can be applied in an integrated and iterative targeting approach. Early targeting and vectoring elements highlight consolidated target opportunities surrounding the Springpole Project.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program were sent to AGAT Laboratories in Thunder Bay and Mississauga, Ontario where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish, and multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 06-JUL-23